SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report on Form 6-K:

Exhibit

Description

A

Press release dated March 15, 2004

B

Press release dated March 23, 2004

#

EXHIBIT  A

INSURERS NEARSIGHTED ON IT DECISIONS

ACCORDING TO SAPIENS SURVEY

Research Triangle Park, N.C., March 15, 2004 - Sapiens International Corporation (NASDAQ and TASE:SPNS) today announced results of its survey of U.S.-based senior insurance executives on industry IT trends conducted at the ISOTech tradeshow in Anaheim, California, in late 2003. The survey uncovered an industry inclination toward short-term solutions and quick fixes that could harm companies downstream.

According to the survey, a flat or reduced IT budget ranked high on insurance executives list of short-term market impacts through 2004 and less than half of respondents predicted IT budget increases through 2006.

Asked to rank the greatest market impact on corporate strategy in the short-term, 22 percent pointed to focus on internal IT efficiency and cost containment, 17 percent internal infrastructure focus versus external and 12 percent legacy systems modernization. The short-term strategies are paving the way for anticipated medium-term activities through 2006, including extending distribution channels to meet new demand (15%), rationalizing supported platforms (14%), and moving to data and development standards (14%).

Survey participants also identified the need for agile systems to support changing business conditions (17%) as the most significant automation driver in the near-term in order to meet complex market challenges and the need to control operational costs. Needs driving automation were:

Agile Systems To Support Changing Business Conditions . . . 17%
Minimize Time And Cost To Maintain Inflexible Legacy Environments . . . 13%
Better Information And Service To/From Distribution Channels . . . 11%
Automate Manual Or Partially Automate Processes . . . 11%
Better Information To Support Customer & Business Exposure Management . . . 11%
Achieve ROI For The Business Or Line Of Business . . . 9%
Standardize Development Environments And In-House Skill Requirements . . . 8%
Integrated Systems And Services For Quicker Regulatory Compliance . . . 8%
Better Business Contingency And Recovery Support . . . 7%
Separate, Document And Validate Core Business Logic . . . 5%

Illustrating the same tactical outlook, top critical IT success factors cited by respondents were as follows:

Better Underwriting For Improved Profitability . . . 26%
Integrating Systems To Reduce Time And Cost . . . 24%
Operating In Real Time With Distributors . . . 21%
Enabling Rapid Response To Markets And Regulators . . . 8%
Increased Visibility Of Data And Systems To Streamline Processes . . . 7%

Integrity issues such as managing IT-based risks and increased traceability of business transactions received lower weight as critical, short-term IT success factors, 4 percent and 6 percent respectively.

To help insurers achieve internal efficiency goals and keep costs in line, IT outsourcing is either underway (36%) or under consideration (20%) in more than half the respondents organizations, and business process outsourcing (BPO) is rated as a key consideration through 2004.

Despite continued interest in IT outsourcing and cost containment, 50 percent of respondents indicated their organizations plan to build new applications through 2004 and an additional 32 percent stated they would build with a vendor. A significant decrease in pure in-house development to 26 percent is predicted by 2006, but is slightly offset by an increase in respondents planning to build with a vendor (from 32% to 45%). An increased number of insurers also anticipate purchasing packaged applications during the next three years (from 14% to 23%), while planned use of outsourced options remains largely constant.

“Clearly, a tactical business focus continues to drive insurance organizations,” said Judy Johnson, Vice President of Insurance Strategies for Sapiens Americas. “However, a short-term focus could mean duplication of legacy issues in newer systems. Insurers cannot obtain the medium-term results they desire without changing the way they manage IT. A short-term focus that fails to account for escalating business and IT integrity issues could find insurers facing the same health and reputation challenges as some former household name organizations.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION

Rachel Schulman
Padilla Speer Beardsley
Sapiens International
Tel: +1-212-752-8338
E-mail: rschulman@psbpr.com

EXHIBIT  B

SAPIENS INTERNATIONAL APPOINTS

NEW PRESIDENT OF AMERICAS DIVISION

-- Experienced Executive Strengthens Commitment to Insurance Industry --

RESEARCH TRIANGLE PARK, N.C. - March 23, 2004 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of insurance business solutions, announces Mr. Steven Bessellieu as President of Sapiens Americas and as a member of Sapiens International management. A leading consultant to the insurance industry with 25 years experience on both sides of the Atlantic, Bessellieu strengthens Sapiens International’s alignment with the insurance field and intends to increase the company’s presence in the Americas.

“Steven joins us as we enter an important period of growth and opportunity in the Americas,” said Itzick Sharir, chief executive officer, of Sapiens International. “He brings a wealth of industry experience and knowledge to the organization and will help us drive ahead. Our goal is to make Sapiens International the leader in technology solutions for the insurance industry.”

Bessellieu has a distinguished track record in the finance and insurance markets. Most recently Bessellieu served in the Americas as president of Sherwood International, a provider of enterprise solutions for the insurance industry. Previously he was senior vice president and member of the Global Financial Services Executive Board at Cap Gemini Ernst & Young, New York, where he had direct responsibility for the strategy, development and deployment of all financial services solutions worldwide. Bessellieu’s expertise in the insurance industry was developed in industry and consulting positions with the Alpha Insurance Company, Deloitte & Touche and Unisys.

“Sapiens International brings talented people together with superior technology solutions and a reputation as a leader in its field,” said Bessellieu. “I am very pleased to join the leadership team and to enable the company to drive forward its focus and growth in the insurance industry.”

“Sapiens made a significant commitment to the industry in developing its insurance product portfolio using eMerge, Sapiens’ business rules engine, as a foundation and is now in a strong position to offer solutions across the breadth of the insurance market,” adds Bessellieu. “The firm’s direction is to leverage this leadership position and to develop market opportunities using a combination of research and development, partnerships and acquisitions.”

A frequent speaker at industry conferences and guest author for industry trade magazines, Bessellieu holds a bachelor’s of science in business administration from Auburn University and a master’s degree in business from the University Of Chicago Graduate School Of Business where he received the Morton Murphy Award for Student Leadership.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION

Jessica Blue
French/West/Vaughan
Tel: 919-832-6300
E-mail: jblue@fwv-us.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  April 1, 2004

By:

/s/  Norman Kotler

Norman Kotler

General Counsel and

Corporate Secretary